FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2018
 Commission File Number: 001-35025
DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this report on Form 6-K as Exhibit 99.1 is the Notice of Annual Meeting of Shareholders and Proxy Statement of Diana Containerships Inc. ("the Company"), which was mailed to shareholders of the Company on or around March 28, 2018.
Attached to this report on Form 6-K as Exhibit 99.2 is the Proxy Card of the Company, which was mailed to shareholders of the Company on or around March 28, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DIANA CONTAINERSHIPS INC.
(registrant)

Dated: March 28, 2018	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

March 28, 2018
TO THE SHAREHOLDERS OF DIANA CONTAINERSHIPS INC.
Enclosed is a Notice of the Annual Meeting of Shareholders (the "Meeting") of Diana Containerships Inc. (the "Company") which will be held at GrandResort, 127, Amathuntos Avenue, 4533 Parekklisia, Limassol, Cyprus on May 8, 2018 at 12:00 p.m. local time in Limassol.
At the Meeting, holders of shares of the Company's common stock and Series C preferred stock (together, the "Shareholders") will consider and vote upon the following proposals:
1.	To elect two Class II Directors to serve until the 2021 Annual Meeting of Shareholders ("Proposal One");
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2018 ("Proposal Two"); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT MARCH 28, 2018, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours, Symeon P. Palios Chief Executive Officer

18 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (216) 6002-400, Fax: + (30) (216) 6002-599
e-mail: ir@dcontainerships.com – www.dcontainerships.com

DIANA CONTAINERSHIPS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 8, 2018
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock and Series C preferred stock (together, the "Shareholders") of Diana Containerships Inc. (the "Company") will be held on May 8, 2018 at 12:00 p.m. local time at GrandResort, 127, Amathuntos Avenue, 4533 Parekklisia, Limassol, Cyprus (the "Meeting") for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To elect two Class II Directors to serve until the 2021 Annual Meeting of Shareholders;
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2018; and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on March 20, 2018 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on March 20, 2018.
If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS Ioannis G. Zafirakis Secretary

March 28, 2018
 Athens, Greece

DIANA CONTAINERSHIPS INC.
18 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 8, 2018
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Diana Containerships Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of holders of shares of common stock and Series C preferred stock of the Company (together, the "Shareholders") to be held at GrandResort, 127, Amathuntos Avenue, 4533 Parekklisia, Limassol, Cyprus on May 8, 2018 at 12:00 p.m. local time in Limassol, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about March 28, 2018.
VOTING RIGHTS AND OUTSTANDING SHARES
On March 20, 2018 (the "Record Date"), the Company had outstanding 7,109,019 shares of common stock, par value $0.01 per share (the "Common Shares") and 100 shares of Series C preferred stock, par value $0.01 per share (the "Series C Preferred Shares," and together with the Common Shares, the "Shares"). Each Shareholder of record at the close of business on the Record Date is entitled to one (1) vote for each Common Share then held and two hundred fifty thousand (250,000) votes for each Series C Preferred Share then held, provided however, that pursuant to the Statement of Designation of the Series C Preferred Stock, no holder of Series C Preferred Shares may exercise voting rights pursuant to any share of Series C Preferred Stock that would result in the total number of votes such holder, together with its affiliates, is entitled to vote (including any voting power derived from Series C Preferred Shares or Common Shares) to exceed 49.0% of the total number of votes eligible to be cast. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the Nasdaq Global Select Market ("Nasdaq") under the symbol "DCIX."
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's corporate office, 18 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has seven directors divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is elected and has qualified. Accordingly, the Board has nominated Anastasios Margaronis and Reidar Brekke, each a Class II Director, for re-election as directors whose term would expire at the 2021 annual meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company's Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Anastasios Margaronis	62	Class II Director
Reidar Brekke	56	Class II Director

Anastasios Margaronis has served as our Director and President since January 13, 2010.  He has also served as Director and President of Diana Shipping Inc. since February 21, 2005. Mr. Margaronis is a Deputy President of Diana Shipping Services S.A., where he also serves as a Director and Secretary. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our vessels' insurance matters, including hull and machinery, protection and indemnity, loss of hire and war risks insurances. Mr. Margaronis has had experience in the shipping industry, including in ship finance and insurance, since 1980. He is a member of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and a member of the Greek National Committee of the American Bureau of Shipping. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.
Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been a principal, advisor and deal-maker in the international energy, container logistics and transportation sector for the last 20+ years. Mr. Brekke is currently President of Intermodal Holdings LP, a company investing in intermodal assets. From 2008-2012, he was President of Energy Capital Solutions Inc., (New York and Florida) providing strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003-2008 he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marine Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York and Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University's School of International and Public Affairs – Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of Scorpio Tankers Inc. (NYSE: STNG) and a  privately-held company involved in container leasing and container modifications.

Audit Committee. The Company's Board has established an Audit Committee, composed of two independent members of its board of directors, who are responsible for reviewing the Company's accounting controls, recommending to the board of directors the engagement of its external auditors and pre-approving audit and audit-related services and fees. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Mr. Giannakis (John) Evangelou serves as Chairman of the Audit Committee and Mr. Antonios Karavias serves as a member. The Company believes that Mr. Evangelou qualifies as an "audit committee financial expert," as such term is defined under Securities and Exchange Commission rules.
Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).
Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2018.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors Ioannis G. Zafirakis Secretary

March 28, 2018
Athens, Greece

Exhibit 99.2

*COMPUTERSHARE*
*Attn: Kerri Shenkin*
*480 Washington Boulevard*
*29th Floor*
*Jersey City, NJ 07310*

**VOTE BY INTERNET - www.proxyvote.com**
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

**ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS**
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**The Board of Directors recommends you vote FOR the following:**

| | For All | Withhold All | For All Except |
|---|---|---|---|
| | ☐ | ☐ | ☐ |

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____________________

1. Election of Directors

**Nominees**

01 Anastasios Margaronis     02 Reidar Brekke

**The Board of Directors recommends you vote FOR the following proposal:**

For address change/comments, mark here. ☐
(see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners) | Date |
|---|---|---|---|
| | | | |

0000369802_1 R1.0.1.17

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:**
The Notice and Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com

## DIANA CONTAINERSHIPS INC.
## Annual Meeting of Shareholders
## May 8, 2018 12:00 PM Local Time
## This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoints the Chairman of the Meeting as proxy, with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock and Series C preferred stock of DIANA CONTAINERSHIPS INC. that the shareholders are entitled to vote at the Annual Meeting of Shareholders to be held at 12:00 PM, local time, on May 8, 2018, at GrandResort, 127, Amathuntos Avenue, 4533 Parekklisia, Limassol, Cyprus and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address change/comments:

________________________________________

________________________________________

________________________________________

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

**Continued and to be signed on reverse side**

0000369802_2 R1.0.1.17